June 5, 2025

Peter Wright
Chief Executive Officer
McKinley Acquisition Corporation
75 Second Ave., Suite 605
Needham, MA 02494

       Re: McKinley Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted May 9, 2025
           CIK No. 0002067592
Dear Peter Wright:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 9, 2025
Cover Page

1. Where you provide a cross-reference to the locations of related disclosures regarding conflicts of interest, please expand to include a cross-reference to related disclosures in the summary. See Item 1602(a)(5) of Regulation S-K.
2. As applicable, please revise to reconcile inconsistent disclosures regarding the terms of the underwriting agreement. More specifically, your disclosure here and on page
       181 states that the current portion of the underwriting discounts and commissions will depend on the amount of the sponsor's purchase price of the private placement units sourced by the underwriters. However, your disclosure in the notes to the financial statements on page F-15 includes no such condition to the underwriter's entitlement to the current portion of the underwriting discount.
 June 5, 2025
Page 2

Summary
Our Company, page 2

3. We note statements here and elsewhere that your sponsor group comprises your management team, board of directors, and strategic advisors. Please identify these strategic advisors, their role, and whether they will receive any compensation for their services in this offering or in connection with the initial business combination.
Prior SPAC Experience, page 8

4. Please revise to more fully discuss the prior SPAC experience of your sponsor, its affiliates, and any promoters, as applicable. For example, we note that Mr. Dooley appears to be the CEO of Everest Consolidator Acquisition Corporation, which pursued a business combination with Unifund Financial Technologies, Inc. We also note that Mr. Rosenzweig was the CFO of Home Plate Acquisition
Corporation,
       which appears to have liquidated. See Item 1603(a)(3) of Regulation S-K. Initial Business Combination, page 10

5. Please revise to reconcile your statements on page 13 and elsewhere that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination, including because you will have priority over any other SPACs they subsequently join, with your statement on page 73 that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies.
Additional Financing, page 13

6. Please expand to briefly describe how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K. Sponsor Information, page 13

7. Please revise your tabular disclosure on page 14 to include the anti-dilution rights of the founder shares and the $10,000 monthly fee you will pay to your sponsor for technology, software, computer systems, administrative support, secretarial services and infrastructure. Outside of the table, revise to more fully describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests, including as a result of the anti-dilution rights and any share capitalization or share repurchase or redemption if you increase or decrease the size of the offering. See Item 1602(b)(6) of Regulation S-K.
8. Please revise your tabular disclosure on pages 15-16 and 110-111 to identify your directors and officers subject to the transfer restrictions. See Item 1603(a)(9) of
       Regulation S-K.
Founder shares conversion and anti-dilution rights, page 21

9. Regarding the anti-dilution rights of founder shares as discussed here and elsewhere, with respect to clause (iii) describing the subtraction of shares redeemed in connection
 June 5, 2025
Page 3

       with the business combination, please clarify whether redemptions made in connection with a charter amendment will also be subtracted in the calculation of the adjustment.
Payments to insiders, page 36

10. Please expand to disclose the $10,000 monthly fee you will pay to your sponsor for technology, software, computer systems, administrative support, secretarial services and infrastructure, as you state elsewhere.
Conflicts of Interest, page 37

11. Please revise to also disclose conflicts of interest relating to fees, reimbursements or cash payments to your sponsor, officers or directors, or your advisors or their affiliates, for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on page 36. In addition, where you discuss the differing interests your executive officers and directors may have in connection with the business combination, please revise to disclose the nominal price paid for the founder shares. See Item 1602(b)(7) of Regulation S-K.
Risks
Summary of Risk Factors, page 41

12. Please expand the fifth bullet point on page 41 to highlight that you may not need any public shares in addition to the founder shares to approve an initial business combination.
Risk Factors
We may issue our shares to investors in connection with . . ., page 59

13. Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.
Risks Relating to our Management Team, page 72

14. We note your disclosure on page 16 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
 June 5, 2025
Page 4
Management
Independent Directors, page 138

15. For each person nominated or chosen to become a director, please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-
       K.
Financial Statements
Statement of Cash Flows, page F-6

16. Please tell us why you have reflected both the issuance of Class B ordinary shares as well as promissory note - related party as cash flows from financing activities, as well as supplemental disclosure of non-cash investing and financing activities. Provide to us the accounting literature relied upon and revise or advise as necessary.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso